SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐ No  ☒

1.	Press Release issued on January 7, 2005, announcing the inclusion of Grupo Imsa in the Mexican Stock Market Index.

Press Release
NYSE BMV

GRUPO IMSA BECOMES PART OF THE MEXICAN STOCK MARKET INDEX

Monterrey, N.L., Mexico – January 7, 2005 – Grupo Imsa informs that today the Mexican Stock Market published the list of shares that will make up its index (IPC) for the period of February 2005 to January 2006. The IMSA UBC series is included in this list.

Mr. Marcelo Canales Clariond, Grupo Imsa’s CFO, stated: “We are very satisfied that our company’s shares have been included for the first time in the Mexican Stock Market Index. This is a firm step in our objective of increasing the liquidity of our stock. We are committed to continue working to make Grupo Imsa a financial instrument that creates value for our shareholders.” Mr. Canales added: “The improvement in our stock’s liquidity over the past few months and its inclusion in the Stock Market Index increase the opportunities for Grupo Imsa to be included in the portfolios of new investors, such as pension funds (Afores) and mutual funds.”

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all five continents. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jose.fornelli@grupoimsa.com

This document contains forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs, including statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: January 7, 2005	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer